Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERENCE DIVIDENDS

The following illustrates the computation of the historical ratio of earnings to fixed charges (amounts in millions except ratios). We have one share of Series A Voting Preferred Stock outstanding, which does not entitle the holder to have any dividend rights. As a result, the ratio of earnings to combined fixed charges and preference dividends are identical to the ratios of earnings to fixed charges.

	Year Ended December 31,					Nine Months Ended September 30,
	2011	2012	2013	2014	2015	2016
Fixed Charges:
Interest on debt	$132.7	$153.2	$154.3	$118.0	$100.0	$72.0
Amortization of debt premium, discount and capitalized expenses	19.7	0.9	9.9	34.3	8.4	6.4
Interest element of rentals*	26.2	25.7	25.1	32.6	39.4	34.0

Total Fixed Charges	$178.6	$179.8	$189.3	$184.9	$147.8	$112.4

Earnings:
Net income (loss)	$(354.4)	$(136.5)	$(83.6)	$(67.7)	$0.7	$29.0
Add back:
Income tax provision (benefit)	(7.5)	(15.0)	(45.9)	(16.1)	(5.1)	3.4
Income on equity method investment	(2.6)	(1.9)	(2.1)	(2.1)	(2.3)	(0.4)
Fixed charges	178.6	179.8	189.3	184.9	147.8	112.4

Total Earnings	$(185.9)	$26.4	$57.7	$99.0	$141.1	$144.4

Ratio of Earnings to Fixed Charges	(1.0x )	0.1x	0.3x	0.5x	1.0x	1.3x
Additional earnings required to achieve a l.0x ratio:	$364.5	$153.4	$131.6	$85.9	$6.7	$—

*	We determined the interest component of rent expense to be 33%.